EXHIBIT 99.3

CERTIFICATE OF QUALIFIED PERSON

Peter Lind, P.Eng.

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6658

Fax: (604) 687-4026

Email: peter.lind@eldoradogold.com

I, Peter Lind, am a Professional Engineer, employed as Vice President, Technical Services of Eldorado Gold Corporation and reside at 999 West 38th Ave, Vancouver in the Province of British Columbia.

This certificate applies to the technical report entitled Lamaque Complex Technical Report, with an effective date of December 31, 2024.

I am a member of the Ordre des ingénieurs du Québec and Engineers & Geoscientists British Columbia. I graduated from Laurentian University with a Bachelor of Engineering in Extractive Metallurgy in 2002, a Bachelor of Commerce from the University of Windsor in 2006, and an MBA from Simon Fraser University in 2017.

I have practiced my profession continuously since 2002 and have been involved with mineral processing and metallurgical operations and mine development projects in Canada, the United States, Mexico, Chile, Peru, Argentina, Tanzania, Greece, and Türkiye.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

I have visited the Lamaque Complex on numerous occasions with my most recent visit occurring on January 16, 2025 (1 day).

I am responsible for items 1, 2, 3, 5, 12.2.2, 13, 17, 19, and 20 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and the items for which I am responsible in the technical report entitled Lamaque Complex Technical Report with an effective date of December 31, 2024, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia, this 20th day of February, 2025.

“Signed and Sealed”

Peter Lind

________________________

Peter Lind, P.Eng.